Mail Stop 3561

      							September 15, 2005

Ms. Cynthia L. Poehlman
Chief Financial Officer
Parkervision, Inc.
8493 Baymeadows Way
Jacksonville, Florida 32256

	Re:	Parkervision, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 30, 2005

Forms 10-Q for Fiscal Quarter Ended March 31, 2005 and June 30,
2005
		File No. 0-22904

Dear Ms. Poehlman:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004, filed March
16, 2005

Item 9A. Controls and Procedures, page 52

1. We note your disclosure that your disclosure controls and procedures are "effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Please confirm in your response letter and disclose in future filings that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.


Form 10-K/A for the fiscal year ended December 31, 2004, filed
April
27, 2005

Exhibit 31.1
Exhibit 31.2

2. We note that the certifications do not comply with the requirement to provide the portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-
14(a) that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). The amended language must be provided in the first annual report required to contain management`s internal control report and in all periodic reports filed thereafter. Please revise accordingly. See SEC Release No. 33-8392 (Feb. 24, 2004), which is available on our internet site at http://www.sec.gov/rules/final/33-8392.htm. Please note that you must refile your entire Form 10-K with your amended certifications.


Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
16,
2005

Item 4. Controls and Procedures, page 14

3. We note your disclosure that "there has been no significant change in the Company`s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company`s internal control over financial reporting." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your first fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Also comply with this comment as applicable to your Form 10-Q for the fiscal quarter ended June 30, 2005, filed August 8, 2005

Exhibit 31.1
Exhibit 31.2

4. We note that you have modified the language of the certifications required in Exhibits 31.1 and 31.2. Both of your certifying officers have modified the language in the introduction to paragraph 4 and in paragraph 4(b). Please revise to provide the certifications required in the exact form specified. See Item 601(b)(31) of Regulation S-K.
As with your amendment to your Form 10-K, your amendment to your Form
10-Q must be filed in its entirety.


Form 10-Q for the fiscal quarter ended June 30, 2005, filed August
8,
2005

Exhibit 31.1
Exhibit 31.2

5. In addition to complying with the comments above as applicable to this filing, please revise to remove your Exhibit 32.1 from the body of Exhibit 31.2. The exhibits should be separately filed and tagged on EDGAR as exhibits.

6. We note that you have omitted language from the introduction to paragraph 4 of Ms. Poehlman`s Section 302 certification. Please revise to provide her certification in the exact form specified. See
Item 601(b)(31) of Regulation S-K. As with your other amendments due to incorrect certifications, your amendment to your second quarter Form 10-Q must be filed in its entirety.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Daniel Zimmerman, Staff Attorney, at (202)
551-
3367 or me at (202) 551-3810 if you have any questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Ms. Cynthia Poehlman
Parkervision, Inc.
September 15, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE